hannover **re**®

RECEIVED

2008 SEP -9 A 8:

BY COURIER
Securities and Exchange Commission
Office of International Corporate Finance
450 Fifth Street, N.W.
Washington, D. C. 20549
USA

SUPPL

[redacted]

08004765

Re: Hannover Rückversicherung AG
Rule 12g3 - 2 (b) under the Securities Exchange Act of 1934 -
File No. 82-4627

September 4, 2008

Ladies and Gentlemen:

Reference is made to file no. 82-4627 and the exemption granted to Hannover Rückversicherung AG in connection with an American Depositary Receipt program.

In compliance with its duty to furnish to the Security and Exchange Commission the information as described in clauses (a), (b) and (c) of sub-paragraph (b) (1) (i) of Rule 12g3-2 after such information is made or is required to be made public by the company, Hannover Rückversicherung AG herewith submits an English and German version of its latest newsletter "Hannover Re and its Chief Executive Officer honoured with awards".

Please contact the left undersigned by calling +49 511 5604-1736 if you have any questions or comments regarding the foregoing.

Best regards,

Klaus Paesler
Senior IR Manager
Corporate Communications

Gabriele Bommersbach
Assistant
Corporate Communications

PROCESSED
SEP 10 2008
THOMSON REUTERS

9/9

hannover re®

NEWSLETTER

***The Hannover Re NewsLetter** serves to provide institutional investors, financial analysts and journalists with background information on developments in the world of reinsurance, as well as to share new developments at Hannover Re.*

Hannover Re and its Chief Executive Officer honoured with awards

Hannover, 4 September 2008: Wilhelm Zeller, Chief Executive Officer of Hannover Re, had the pleasure of accepting two awards yesterday in London: the highly regarded international industry magazine "The Review" crowned Hannover Re "Reinsurance Company of the Year". At the same time, the company's CEO was honoured with the "Lifetime Achievement Award".

Following on from 1998, 2001 and 2004, Hannover Re is thus the only reinsurer to have been named "Reinsurance Company of the Year" on four occasions.

Greg Dobie, editor of "The Review", stated in his citation that the judging panel commended Hannover Re for being "a well-run company which consistently delivers excellent performance on a number of different levels".

Speaking on the recognition of Wilhelm Zeller with the "Lifetime Achievement Award", Greg Dobie observed that Wilhelm Zeller has "left his indelible imprint on the reinsurance landscape, not only by leading Hannover Re but also by implementing management principles that have now come to enjoy widespread acclaim".

This marked the fifteenth year that the award ceremony has been held. The judging panel consisted of distinguished figures from the (re)insurance industry.

For further information please contact:

Press and Public Relations / Investor Relations:
Stefan Schulz (tel. +49 / 511 / 56 04-15 00,
e-mail: stefan.schulz@hannover-re.com)

Press and Public Relations:
Gabriele Handrick (tel. +49 / 511 / 56 04-15 02,
e-mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Klaus Paesler (Tel. +49 / 5 11 / 56 04-17 36,
e-Mail: klaus.paesler@hannover-re.com)

Please visit: www.hannover-re.com

***Hannover Re**, with a gross premium of around 8 billion euro, is one of the leading reinsurance groups in the world. It transacts all lines of non-life and life and health reinsurance. It maintains business relations with more than 5,000 insurance companies in*

about 150 countries. Its worldwide network consists of more than 100 subsidiaries, branch and representative offices in around 20 countries with a total staff of roughly 1,800. The rating agencies most relevant to the insurance industry have awarded Hannover Re very strong insurer financial strength ratings (Standard & Poor's AA- "Very Strong" and A.M. Best A "Excellent").

***Der InfoBrief ist** ein Medium, mit dem die Hannover Rück institutionellen Anlegern sowie Finanzanalysten und -journalisten in unregelmäßigen Abständen Hintergrundinformationen zu Entwicklungen der Branche vermittelt und über Neues aus dem Hause der Hannover Rück berichtet.*

Hannover Rück und ihr Vorstandsvorsitzender mit Preisen geehrt

Hannover, 4. September 2008: Wilhelm Zeller, Vorstandsvorsitzender der Hannover Rück, konnte gestern in London gleich zwei Preise in Empfang nehmen: Die renommierte internationale Fachzeitschrift „The Review" kürte die Hannover Rück zum „Rückversicherer des Jahres". Außerdem wurde ihr Vorstandsvorsitzender mit dem Preis für seine Lebensleistung („Lifetime Achievement Award") geehrt.

Die Hannover Rück ist damit der einzige Rückversicherer, der die Auszeichnung „Reinsurance Company of the Year" – nach 1998, 2001 und 2004 – nun schon zum vierten Mal erhalten hat.

Greg Dobie, Editor von „The Review", sagte in seiner Laudatio, die Jury habe die Hannover Rück als eine hervorragend geführte Gesellschaft gewürdigt, die sich kontinuierlich in vielerlei Aspekten durch exzellente Leistungen auszeichnet.

Zur Verleihung des Preises „Lifetime Achievement" an Wilhelm Zeller sagte Dobie, Zeller habe in der Rückversicherungslandschaft bleibende Spuren hinterlassen, nicht nur durch seine Erfolge mit der Hannover Rück, sondern auch durch die Implementierung von Managementprinzipien, die nunmehr weit verbreitet angewandt werden.

Die Preisverleihung fand zum 15. Male statt. Zur Jury gehörten angegesehene Persönlichkeiten der (Rück-) Versicherungsbranche.

Für weitere Informationen wenden Sie sich bitte an:

Presse / Investor Relations:
Stefan Schulz (Tel. 05 11 / 56 04-15 00, E-Mail: stefan.schulz@hannover-re.com)

Presse:
Gabriele Handrick (Tel. 05 11 / 56 04-15 02, E-Mail: gabriele.handrick@hannover-re.com)

Investor Relations:
Klaus Paesler (Tel. 05 11 / 56 04-17 36, E-Mail: klaus.paesler@hannover-re.com)

Besuchen Sie auch: www.hannover-rueck.de

***Die Hannover Rück** ist mit einem Prämienvolumen von rund 8 Mrd. EUR eine der führenden Rückversicherungsgruppen der Welt. Sie betreibt alle Sparten der Schaden- und Personen-*

Rückversicherung und unterhält Rückversicherungsbeziehungen mit über 5.000 Versicherungsgesellschaften in rund 150 Ländern. Ihre weltweite Infrastruktur besteht aus über 100 Tochter- und Beteiligungsgesellschaften, Niederlassungen und Repräsentanzen in rund 20 Ländern mit ca. 1.800 Mitarbeitern. Das Deutschland-Geschäft der Gruppe wird von der Tochtergesellschaft E+S Rück betrieben. Die für die Versicherungswirtschaft wichtigen Ratingagenturen haben sowohl Hannover Rück als auch E+S Rück sehr gute Finanzkraft-Bewertungen zuerkannt (Standard & Poor's AA- „Very Strong"; A.M. Best A „Excellent").

Haftungshinweis:
Bestimmte Aussagen in dieser Pressemitteilung, die in die Zukunft gerichtet sind oder bestimmte Erwartungen für die Zukunft enthalten, beruhen auf gegenwärtig zur Verfügung stehenden Informationen. Solche Aussagen sind naturgemäß mit Risiken und Unsicherheiten behaftet. Umstände wie die allgemeine wirtschaftliche Entwicklung, zukünftige Marktbedingungen, außergewöhnliche Schadenbelastungen durch Katastrophen, Veränderungen der Kapitalmärkte und sonstige Umstände können dazu führen, dass die tatsächlichen Ereignisse oder Ergebnisse erheblich von den Vorhersagen der in die Zukunft gerichteten Aussagen abweichen. Die Hannover Rück (einschließlich aller verbundenen Unternehmen) übernimmt für die Richtigkeit, Vollständigkeit und Aktualität der Aussagen keine Haftung. Auch sind sämtliche Schadensersatzansprüche im Zusammenhang mit Entscheidungen und Handlungen, die aufgrund dieser Pressemitteilung vorgenommen wurden, ausgeschlossen.

END